Consent of Independent Registered Public Accounting Firm


The Board of Directors
GSE Systems, Inc.

We consent to the incorporation by reference in the registration statement (No.333-08805) on Form S-8 and registration statement (Nos. 333-126472 and 333-126108) on Form S-3 of GSE Systems, Inc. of our report dated March 29, 2006 relating to the consolidated balance sheets of GSE Systems, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 10-K of GSE Systems, Inc.

/s/ KPMG LLC
Baltimore, Maryland
March 31, 2006